82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 SEP 11 AM 7:21

# Santos


03029969



Date: Thu 11 Sep 2003 01:42:29 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Weekly drilling summary w/e 11/09/03



Number of pages (incl. cover sheet): 2

dlw 9/11

**If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission**

**Is this being sent to the right person on the right number?**

*Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131*

# Santos Limited - Weekly Drilling Report

ABN 80 007 550 923



## Week Ending 11th September 2003

### Wildcat Exploration Wells

NO EXPLORATION ACTIVITY WAS UNDERTAKEN DURING THE REPORTING PERIOD

**Enquiries:**

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 11th September, 2003 Santos Limited also participated in 3 delineation and 6 development wells.
A complete list of Santos' drilling activity is available from www.santos.com